Filed by WFS Financial Inc pursuant to Rule 425 under
the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: WFS Financial Inc
Commission File No.: 000-26458
Registration Statement No.: 333-129196
Date: November 15, 2005

At-A-Glance	3rd Quarter 2005

Wachovia
Corporate Facts
As of September 30, 2005
Headquarters
Charlotte, NC
Assets/Deposits
$532 billion/$300 billion
Stockholders’ Equity
$47 billion
Ranking
Fourth-largest bank holding company in the United States, based on assets. Third-largest U.S. full-service brokerage firm, based on client assets.
Financial Services
Full financial services through offices along the East Coast in 15 states—Connecticut, New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, North Carolina, South Carolina, Georgia, Florida, Alabama, Tennessee, Mississippi, Texas—plus Washington, D.C. Full-service retail brokerage with offices in 49 states through Wachovia Securities, LLC. Global services through more than 33 international offices.
Financial
Centers/ATMs/Employees
Approximately 3,100/5,100/93,000
Customers
13 million households and businesses 3.3 million active online customers
Toll Free & Internet Banking Wachovia (800) 922-4684 www.wachovia.com
Key Subsidiaries
Wachovia Bank, N.A., Wachovia Securities, LLC, Wachovia Mortgage
WFS Financial Overview
•	Nationwide leader in auto finance -10th largest auto finance lender

•	32-year record of success through all economic cycles and a strong credit history

•	Ranked No. 1 non-captive sub-prime auto finance company in customer service by JD Power for the last five years in a row
Wachovia Dealer Financial Services
•	Committed to dealer finance business since 1945

•	State-of-the-art, centralized operating platform

•	Top 10 bank-owned auto finance provider in the U.S.

•	Serving dealer customers in 15 states
Wachovia and WFS Financial — Combined Dealer Services*
•	Ninth-largest auto loan originator; second-largest non-captive auto finance provider

•	57 offices serving 47 states (excluding La., Ark. and Alaska)

•	Relationships with 11,000 dealers and 1.2 million retail customers

•	267 sales managers and representatives
*Upon completion of merger

	Wachovia
	Dealer Financial		Combined
	Services	WFS Financial	Organization
Headquarters	Winston-Salem, N.C.	Irvine, Calif.	Irvine, Calif.

Employees	270	2,210	2,670

Retail Customers	300,000	941,000	1.24 MM

Dealer Customers	3,000	8,700	11,000 estimated non-overlap dealers

Loans	$8.7 billion	$12.7 billion	$21.4 billion

Sales Offices/Teams	11	43	54

Deposits	$500 million	$0* *Not including Western Financial Bank Deposits	$500 million
Note: WFS Financial is part of the proposed acquisition of Westcorp by Wachovia. Westcorp also includes 19 financial centers and a commercial banking office in Southern California, which are not discussed here.

Additional Information
The proposed merger of Westcorp with Wachovia will be submitted to Westcorp’s shareholders for their consideration and the proposed acquisition of WFS Financial Inc (“WFS Financial”) by Wachovia, pursuant to the merger of WFS Financial with a new wholly owned subsidiary of Wachovia, will be submitted to WFS Financial’s shareholders for their consideration. Wachovia has filed a registration statement, which includes a preliminary joint proxy statement-prospectus for each of Westcorp and WFS Financial, and each of Wachovia, Westcorp and WFS Financial may file other relevant documents concerning the proposed mergers with the SEC. The registration statement and preliminary joint proxy statement-prospectus are not yet final and will be further amended. Shareholders are urged to read the definitive joint proxy statement-prospectus when it is available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because those documents will contain important information about Wachovia, Westcorp, WFS Financial, the proposed mergers and transactions contemplated thereby and related matters. You can obtain a free copy of the definitive joint proxy statement-prospectus once it is available, as well as other filings containing information about Wachovia, Westcorp and WFS Financial, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia — Investor Relations” and then under the heading “Financial Reports — SEC Filings”. Copies of the definitive joint proxy statement-prospectus once it is available, and SEC filings that are incorporated by reference therein, can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, CA 92618, (949)-727-1002.
Wachovia, Westcorp and WFS Financial and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Westcorp and/or WFS Financial in connection with the proposed mergers. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2005. Information about the directors and executive officers of Westcorp is set forth in the proxy statement for Westcorp’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005, and information about the directors and executive officers of WFS Financial is set forth in the proxy statement for WFS Financial’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement-prospectus once it is available, regarding the proposed mergers. You may obtain free copies of these documents as described in the preceding paragraph.